Exhibit 23.1






            Consent of Independent Registered Public Accounting Firm






The Board of Directors
The South Financial Group, Inc.:

We consent to the use of our report dated March 5, 2004, with respect to the consolidated balance sheets of The South Financial Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated by reference herein and to the references to our firm under the heading "Experts" in the prospectus.

Our report refers to the fact that on January 1, 2002, The South Financial Group, Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".


/s/ KPMG LLP


Greenville, South Carolina
January 26, 2005